August 4, 2010

VIA EDGAR

Mr. Joe Cascarano
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street N.E.
Washington, D.C. 20549-7010

Re:  DK Sinopharma/Virtual Closet, Inc.
        Item 4.01 Form 8-K
        Filed May 10, 2010
        File No. 333-156302

Dear Mr. Cascarano:

On behalf of DK Sinopharma, Inc. (the “Company”), we are responding to Staff’s written comments addressed to us with respect to the Company’s filing of Form 8-K Item 4.01 on May 10, 2010. Each comment is followed by the Company’s response.

Form 8-K
Item 4.01

1.  Please amend your Form 8-K to include and file as an exhibit the required letter from your former auditor, Chang G. Park.

Response:

We have made repeated requests of Chang G. Park, CPA, Ph.D. to furnish a letter addressed to the SEC responding to the disclosures made in our Form 8-K. However, to date, Chang G. Park, CPA, Ph.D. has not responded to our requests.  We will file an amendment to our Form 8-K to file as an exhibit a copy of the requested letter upon our receipt.

In connection with the Company’s response to the above comment, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

***

Should you have any further questions, please do not hesitate to contact the undersigned at 212-930-9700.

Very truly yours,

By:	/s/ Jessica S. Yuan
Jessica S. Yuan, Esq.

61 Broadway    New York, New York 10006  212-930-9700  212-930-9725 Fax
www.srff.com